

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

May 10, 2010

Via Mail and Fax

Katherine L. Scherping
Chief Financial Officer and Treasurer
Red Robin Gourmet Burgers, Inc.
6312 S. Fiddler's Green Circle, Suite 200N
Greenwood, CO 80111

> **RE: Red Robin Gourmet Burgers, Inc.**
> **File Number: 000-49916**
> **Form 10-Ks for the Years Ended December 28, 2008 and December 27, 2009**

Dear Ms. Scherping:

We have completed our review of your Form 10-Ks and related filings and have no further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief